Exhibit 21.1

21.1	Subsidiaries of the Company

Subsidiaries of Dynasil Corporation of America

Jurisdiction of Incorporation
Hibshman Corporation (Inactive)	New Jersey
Optometrics Corporation	Delaware
Evaporated Metal Films Corporation	New York
Radiation Monitoring Devices, Inc.	Delaware
RMD Instruments Corporation	Delaware
Hilger Crystals, Ltd.	United Kingdom
Dynasil Biomedical Corporation	Delaware
Xcede Technologies, Inc.	Delaware